[Letterhead of Proskauer Rose LLP]

January 26, 2010	Monica J. Shilling
Member of the Firm
d 310.284.4544
f 310.557.2193
mshilling@proskauer.com
www.proskauer.com

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Christian T. Sandoe, Senior Counsel

Re:	Ares Capital Corporation Registration Statement on Form N-14
(No. 333-163760)

Dear Mr. Sandoe:

Ares Capital Corporation (the “Fund”) has today filed Amendment No. 1 to its registration statement filed on Form N-14 on December 16, 2009 (the “Registration Statement”).  The amendment sets forth the responses to the comments of the Staff of the Division of Investment Management (the “Staff”) provided to the Fund in telephone conversations on January 13 and 14, 2010, relating to the above-referenced filing.

Two copies of the amended filing, marked to show changes from the Registration Statement, are enclosed for your convenience with the hard copy of this letter.

Set forth below is the comment of the Staff verbally referenced in the telephone conversations referred to above, and immediately below the comment is the Fund’s response with respect thereto.

1.              You asked the Fund to revise the Notice to Stockholders of Allied Capital Corporation (“Allied”) to make it clear that holders may revoke their proxy at any time prior to the vote being taken at the Allied special meeting.

The Fund has revised the language in Allied’s Notice to Stockholders as requested.

2.              You asked the Fund to include information in the Q&A section addressing the fact that the pro forma combined estimated annual expense percentage reflected in the table appearing in the section entitled “Comparative Fees and Expenses” beginning on page 30 is higher than the estimated annual expense percentage reflected in the table for the Fund on a stand-alone basis.

As we discussed, a large part of the increase is attributable to Allied Capital’s cost of debt, a significant portion of which is anticipated to be refinanced or repaid in advance of or in connection with the transaction.  The Fund has added information in the Q&A on page 7 as well as in footnote 8 to the Comparative Fees and Expenses table on page 29 to highlight the higher pro forma combined estimated annual expense percentage compared to the estimated annual expense percentage for the Fund on a stand-alone basis.

3.              You asked the Fund to explain to the Staff the benefit of consummating the transaction in a two step process by 1) a “reverse triangular” merger and 2) subsequent “forward” merger of the newly combined subsidiary up into the Fund, in lieu of a one step process where Allied would merge directly into the Fund.  You also asked the Fund to add a short sentence to the Registration Statement apprising readers that the Fund chose a two step process to assure certain tax treatment.

The parties have structured the combination of Allied and the Fund as a two-step acquisition (first, the “reverse triangular” merger of a transitory subsidiary of the Fund with and into Allied with Allied surviving (the “First Merger”), followed by the “forward” merger of Allied with and into the Fund with the Fund surviving (the “Second Merger”)) so as to preclude imposition of corporate-level income tax should the transaction fail to qualify as a “reorganization” under Section 368(a) of the Internal Revenue Code of 1986 (the “Code”) and Allied fails to qualify as a “regulated investment company” under the Code (a “RIC”) for any reason.  Under Internal Revenue Service (“IRS”) Revenue Rulings 2001-26, 2001-1 C.B. 1297, and 2001-46, 2001-42 I.R.B. 321, if an integrated transaction such as this combination qualifies as a reorganization, the First Merger is disregarded for U.S. federal income tax purposes.

The parties believe that the combination will qualify as a “reorganization,” Allied has represented that it qualifies as a RIC and it is a condition to closing that both Proskauer Rose LLP and Sullivan & Cromwell LLP issue tax opinions that the combination qualifies as a “reorganization.”  If the transaction nonetheless fails to qualify as a “reorganization” and Allied fails to qualify as a RIC, the IRS has made clear in IRS Revenue Rulings 90-95, 1990-2 C.B. 67, and 2008-25, 2008-1 C.B. 986, that the First Merger would be treated as a “qualified stock purchase” and the Second Merger would be treated as a separate transaction for U.S. federal income tax purposes.  Since a qualified stock purchase is treated as a taxable stock acquisition for such purposes and the Second Merger would not trigger corporate-level tax, structuring the combination as a two-step merger avoids triggering corporate-level tax.

In this regard, if Allied directly merges into the Fund in a taxable transaction (i.e., a one-step transaction where the combination fails to qualify as a “reorganization”) and Allied fails to qualify as a RIC, the transaction would be treated as a taxable purchase of Allied’s assets triggering taxable gain in Allied’s assets if it has a net unrealized gain at the time of the combination and the Fund would assume any corporate-level tax payable on such taxable gain.  Although the parties believe the likelihood of both such failures occurring to be extremely remote, especially in view of the opinions to be received from counsel, structuring the transaction as a two-step merger eliminates any risk of triggering corporate-level taxes in the transaction.

The Fund has included the requested disclosure on page 3.

4.              You asked the Fund to revise the language in the Q&A entitled “How does Ares Capital’s investment objective and strategy differ from Allied Capital’s?” on pages 5 and  6 comparing the two companies investment objectives and strategies so that the criteria that each company uses to define middle market are comparable.

The Fund has revised the disclosure as requested on page 6.

5.              You asked the Fund to clarify the Q&A entitled “What happens if the merger is not consummated?” on page 7 to make it clear that if merger fails to close as a result of the failure of Ares Capital’s stockholders to approve the issuance of Ares Capital common stock, Ares Capital would be required to pay a $30 million termination fee.

The Fund has revised the disclosure as requested on pages 8, 24 through 25 and 44.

6.              You asked the Fund to revise the section entitled “Summary” beginning on page 11 to more clearly highlight and compare the two funds and to delete information not clearly called for in the summary pursuant to Subsection (b) of Item 3 of Form N-14.  In particular, you noted that you think the summary of the risks that Allied Capital currently faces under the subheading “Risks Related to Allied Capital” and the disclosure regarding the financial advisor opinions appearing later in the summary was not appropriate for the Summary section.

The Fund has revised the disclosure as requested on pages 13 through 26.

7.              You asked the Fund to confirm that Allied Capital has filed copies of the lawsuits referenced in the Registration Statement as required by Section 33 of the Investment Company Act of 1940 (the “Investment Company Act”).

The Fund has confirmed with Allied Capital that it has filed copies of the lawsuits in accordance with the Investment Company Act.

8.              You asked the Fund to expand the discussion in the Risk Factor entitled “Ares Capital may be unable to realize the benefits anticipated by the merger and subsequent combination, including estimated cost savings and synergies, or it may take longer than anticipated to achieve such benefits” on pages 44 and 45 to discuss potentially increased expenses for the combined company.

The Fund has revised the disclosure as requested on pages 41 and 42.

9.              You asked the Fund to revise the Risk Factor entitled “The market price of Ares Capital common stock after the merger may be affected by factors different from those affecting Allied Capital common stock or Ares Capital common stock currently” on page 49 to expand the discussion on how the companies are different and what could happen to the combined company’s stock price as a result.

The Fund has revised the disclosure as requested on page 46.

10.       You asked the Fund to revise the table in “Capitalization” on page 117 to include Allied Capital’s actual capitalization similar to what is currently included for the Fund.

The Fund has added the disclosure requested on page 115.

11.       You asked the Fund to move the summary disclosure regarding the opinions of the Fund’s and Allied Capital’s financial advisors in “The Merger” beginning on page 135 to appendices.

11.  The Fund has revised the disclosure as requested on pages 133 through 135 and Annexes B-1, C-1 and D-1.

12.       You requested that the Fund add an executive summary of the material differences either before or after the chart in the section entitled “Comparison of Stockholder Rights” beginning on page 421.

The Fund has added the disclosure as requested on page 392.

The Fund understands that:

(a)           the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)          Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)           the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to discussing with you any additional questions you may have regarding the Fund’s Registration Statement.  Please do not hesitate to call me at (310) 284-4544.

Very truly yours,

/s/ Monica J. Shilling
Monica J. Shilling

Enclosures

cc:	Michael J. Arougheti, Ares Capital Corporation
Joshua M. Bloomstein, Ares Capital Corporation